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                                                                     EXHIBIT 8.2

                                                                  DRAFT 11/30/99


                   [Piper Marbury Rudnick & Wolfe Letterhead]



                                     [Date]

Omnipoint Corporation
3 Bethesda Metro Center, Suite 400
Bethesda, MD  20814

Sirs:

         We have acted as counsel to Omnipoint Corporation ("Omnipoint") in connection with the transactions (the "Transactions") contemplated by the Agreement and Plan of Reorganization (the "Omnipoint Merger Agreement"), dated as of June 23, 1999, by and among Omnipoint, VoiceStream Wireless Corporation ("VoiceStream") and VoiceStream Wireless Holding Corporation ("Holdings"). Except where otherwise specified, all capitalized terms used herein, unless otherwise specified, shall have the meanings ascribed to them in the Omnipoint Merger Agreement.

         In rendering our opinions, we have examined and relied upon the accuracy and completeness of the facts, information, covenants and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of such documents relating to the Transactions as we have deemed necessary or appropriate as a basis for the opinions set forth below, including the following (the "Transaction Documents"):

         (i)   the Omnipoint Merger Agreement;

         (ii) the joint proxy statement/prospectus (the "Joint Proxy Statement") pursuant to which shareholders of Omnipoint and VoiceStream will be asked to approve the transactions contemplated by the Omnipoint Merger Agreement;

         (iii) the Stock Subscription Agreement, dated June 23, 1999, by and among Holdings, Hutchison Telecommunications Limited and Hutchison Telecommunications PCS (USA) Limited; and

         (iv) the Securities Purchase Agreement, dated as of June 23, 1999, by and among Omnipoint, VoiceStream and Hutchison Telecommunications PCS (USA) Limited.


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         We have also examined such documents relating to certain other transactions to be undertaken by one or more of the parties to the Omnipoint Merger Agreement as we have considered necessary or appropriate, including
(i) the Agreement and Plan of Reorganization, dated as of September 17, 1999, among VoiceStream, Holdings, VoiceStream Subsidiary III Corporation, Aerial Communications, Inc. ("Aerial") and Telephone and Data Systems, Inc. (the "Aerial Merger Agreement"), and (ii) the Stock Subscription Agreement dated as of September 17, 1999 (the "Sonera Stock Subscription Agreement"), between Holdings and Sonera Ltd. ("Sonera").

         We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents. We have also assumed that the transactions contemplated by the Transaction Documents and such other documents as we have examined will be consummated in accordance with the terms of such documents and as described in the Joint Proxy Statement.

         In addition, we have assumed that (i) as of the Effective Time, we will have received certificates executed by officers of Omnipoint, VoiceStream and Holdings, and by certain shareholders of Omnipoint and VoiceStream, as to certain facts relating to, and knowledge and intentions of, Omnipoint, VoiceStream, Holdings, and certain Omnipoint and VoiceStream shareholders, and certain facts relating to the transactions contemplated by the Transaction Documents, (ii) as of the effective time of the merger of VoiceStream Subsidiary III Corporation into Aerial pursuant to the Aerial Merger Agreement, we will have received certificates executed by officers and by certain shareholders of Aerial, as to certain facts relating to, and knowledge and intentions of, Aerial and certain Aerial shareholders, (iii) as of the closing of the transactions contemplated by the Sonera Stock Subscription Agreement, we will have received a certificate executed by Sonera, as to certain facts relating to, and the knowledge and intentions of, Sonera and (iv) the Merger will be consummated prior to or simultaneously with the Aerial Merger. Our opinions are expressly conditioned on, among other things, the accuracy of such assumptions and of the statements and representations contained in such certificates.

         Our opinions assume, among other things, the accuracy as of the date hereof, and the accuracy as of the Effective Time, of such facts, information, covenants, statements and representations, as well as the absence of any change in the foregoing that are material to such opinions between the date hereof and the Effective Time.

         In rendering our opinions, we have considered the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder by the Treasury Department (the "Regulations"), pertinent judicial authorities, rulings of the U.S. Internal Revenue Service and such other authorities


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as we have considered relevant. It should be noted that the Code, the
Regulations, judicial decisions, administrative interpretations and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect. A material change in any of the authorities upon which our opinions are based could affect our conclusions stated herein. In addition, there can be no assurance that the Internal Revenue Service would not take a position contrary to that which is stated in this opinion letter.

         Based upon and subject to the foregoing, we are of the opinion that

         (1) The receipt of Holdings common stock by holders of Omnipoint common stock pursuant to the Omnipoint Merger will be treated as tax-free to the holders under Section 351 of the Code.

         (2) No gain or loss will be recognized for federal income tax purposes by Omnipoint in connection with the Omnipoint Merger.

         Except as set forth above, we express no opinion to any party as to any consequences of the Omnipoint Merger or any transactions related thereto. We are furnishing this opinion to you solely in connection with the transactions contemplated by the Omnipoint Merger Agreement, and it is not to be used, relied upon, circulated, quoted or otherwise referred to by any other person for any other purpose without our prior written consent. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes of the matters stated, represented or assumed herein or any subsequent changes in applicable law.

         We hereby consent to the filing of this opinion as an exhibit to the Joint Proxy Statement and to the reference therein to Piper Marbury Rudnick & Wolfe LLP under the heading "Material United States Federal Income Tax Consequences--Consequences of the Omnipoint Merger.

                                      Very truly yours,